[redacted]

02021469

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAIL PROCESSING SECTION MAR 1 1 2002 WASH. D.C. 143

SEC FILE NUMBER

8- 18210

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Peremel & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1829 Reisterstown Road, Suite 120
(No. and Street)

Baltimore	Maryland	21208
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold Peremel 410-486-4700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glass Jacobson
(Name — *if individual, state last, first, middle name*)

10711 Red Run Blvd., Suite 101,	Owings Mills,	Maryland	21117
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Peremel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peremel & Company, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Samuel T Coley
Notary Public

My commission expires: 3/1/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEREMEL & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

Dedicated to Your
Financial Success
glass jacobson

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Peremel & Co., Inc.
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Peremel & Co., Inc. as of December 31, 2001, and the related statement of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Peremel & Co., Inc. as of December 31, 2000 were audited by other auditors whose report dated January 29, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peremel & Co., Inc., at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Glass Jacobson

Owings Mills, Maryland
February 5, 2002

10711 Red Run Boulevard, Suite 101, Owings Mills, Maryland 21117
410.356.1000 800.356.7666 Fax: 410.356.2892
www.glassjacobson.com

PEREMEL & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 206,178	$ 341,289
Deposits with clearing organization	50,000	50,000
Investments	754,192	698,836
Receivables - stockholder	25,000	25,000
- other	412	160
Prepaid expenses	19,155	19,112
Income taxes receivable	23,662	-
Property and equipment, net	42,975	57,206
Deferred income taxes	2,500	1,300
Deposits	6,000	6,000
TOTAL ASSETS	$ 1,130,074	$ 1,198,903

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
LIABILITIES		
Line of credit	$ 20,000	$ 11,000
Long-term debt	-	1,985
Accounts payable	88,167	116,586
Accrued expenses	78,265	42,632
Income taxes payable	-	16,350
Deferred income taxes	-	300
Total liabilities	186,432	188,853
STOCKHOLDERS' EQUITY	943,642	1,010,050
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,130,074	$ 1,198,903

The accompanying notes are an integral part of these financial statements.

PEREMEL & CO., INC.
STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET REVENUES		
Commissions - securities	$ 1,986,222	$ 2,585,027
- mutual funds	64,795	120,623
Interest income	102,720	152,850
Dividend income	21,183	20,877
Net (loss) on investments	(32,388)	(487,774)
Total net revenues	2,142,532	2,391,603
OPERATING EXPENSES	2,144,645	2,547,581
(LOSS) BEFORE INCOME TAXES	(2,113)	(155,978)
PROVISION (BENEFIT) FOR INCOME TAXES		
Current	65,795	12,981
Deferred	(1,500)	(82,300)
	64,295	(69,319)
NET (LOSS) INCOME	$ (66,408)	$ (86,659)

The accompanying notes are an integral part of these financial statements.

PEREMEL & CO., INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 1999	$ 15,000	$ 5,000	$ 1,076,709	$ 1,096,709
NET (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2000	-	-	(86,659)	(86,659)
BALANCE AT DECEMBER 31, 2000	15,000	5,000	990,050	1,010,050
NET (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2001	-	-	(66,408)	(66,408)
BALANCE AT DECEMBER 31, 2001	$ 15,000	$ 5,000	$ 923,642	$ 943,642

The accompanying notes are an integral part of these financial statements.

PEREMEL & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$ (66,408)	$ (86,659)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	15,018	15,018
Unrealized loss (gain) on marketable equity securities	(190,532)	403,490
Deferred income taxes	(1,500)	(82,300)
(Increase) decrease in assets:		
Receivables	(252)	(160)
Prepaid expenses	(42)	(4,934)
Investments	135,176	92,828
Increase (decrease) in liabilities:		
Accounts payable	(28,421)	(1,243)
Accrued expenses	35,633	(20,324)
Income taxes payable	(40,012)	(26,150)
NET CASH (USED) PROVIDED BY OPERATING ACTIVITIES	(141,340)	289,566
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(786)	(7,634)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(786)	(7,634)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayments) under line of credit	9,000	(17,500)
Repayment of debt	(1,985)	(30,500)
NET CASH (USED) BY FINANCING ACTIVITIES	7,015	(48,000)
NET INCREASE (DECREASE) IN CASH	(135,111)	233,932
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	341,289	107,357
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 206,178	$ 341,289
Supplemental disclosures of cash flow information:		
Cash paid during the year for interest	$ 4,466	$ 10,202
Cash paid during the year for taxes	$ 105,807	$ 40,296

The accompanying notes are an integral part of these financial statements.

PEREMEL & CO., INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Peremel & Co., Inc. is an introducing broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company has one office located in Baltimore, Maryland. The Company's customer base, while solicited nationwide, consists primarily of those located in the Mid-Atlantic region. The Company uses a national clearing house for all of its transactions with and for customers on a fully disclosed basis. The receivables from individuals exist only on the books of the clearing house. The Company in turn, only books receivables that the clearing house has collected. The Company has never encountered a collection problem.

Method of Accounting

The financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Investments

Investments in marketable securities are stated at fair market value. Realized and unrealized gains are included in income.

Receivables

Property and equipment are stated at historical cost, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method. The estimated useful lives of the assets are as follows:

Computer equipment	5 years
Furniture and fixtures	5 – 10 years
Leasehold improvements	10 years

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes relate primarily to differences between the basis of reporting unrealized gains and losses on investments, accumulated depreciation, accumulated amortization, and accrued expenses from financial reporting and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of these differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and Expense Recognition

Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Reserve Requirements

Computation of 15c3-3 reserve requirements is not necessary for Peremel & Co., Inc. The Company qualifies under the Exemptive Provision of Rule 15c3-3. The qualifying section that applies is (k)(2)(ii).

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

NOTE 2- CASH

The Company maintains cash balances at a bank and a brokerage firm which exceeds the Federal Deposit Insurance Corporation (FDIC) and Securities Investor Protection Corporation (SIPC) insurance limits for the fiscal years ended December 31, 2001 and 2000. The following is a summary of these balances at December 31,

	2001	2000
Company's cash balance	$ 206,178	$ 341,289
Plus: Outstanding reconciling items	1,988	5,012
Bank's and brokerage firm's cash balance	208,166	346,301
Less: FDIC insurance limit	(100,000)	(100,000)
Less: SIPC insurance limit	(56,119)	(100,000)
Amounts in excess of insurance limits	$ 52,047	$ 146,301

NOTE 3- INVESTMENTS

As a broker-dealer, the Company is excluded from accounting for marketable securities under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. Marketable equity securities owned are shown in the balance sheet at their fair market value.

At December 31, market values of investments were as follows:

	2001	2000
Aggregate cost	$ 796,193	$ 1,102,326
Gross unrealized (loss)	(42,001)	(403,490)
Market value	$ 754,192	$ 698,836

Net realized (losses) gains from the sale of marketable equity securities in the amount $(146,400) and $(84,284) are included in net income for the years ended December 31, 2001 and 2000, respectively. For the year ended December 31, 2001, the investments incurred $2,029 in margin interest expense.

NOTE 4- PROPERTY AND EQUIPMENT, net

At December 31, property and equipment consists of the following:

	2001	2000
Computer equipment	$ 41,743	$ 40,956
Furniture and fixtures	59,094	59,094
Leasehold improvements	20,756	20,756
	121,593	120,806
Less: accumulated depreciation	78,618	63,600
Property and equipment, net	$ 42,975	$ 57,206

Depreciation expense was $15,018 for the years ended December 31, 2001 and 2000.

NOTE 5- LINE OF CREDIT

The Company has a $90,000 revolving line of credit due upon demand. Draws on the line amount to $20,000 and $11,000 as of December 31, 2001 and 2000. The line is secured by assets on deposit at the bank. The line bears interest at the bank's prime rate. Interest expense was $2,430 and $2,665 for the years ending December 31, 2001 and 2000, respectively.

NOTE 6- LONG-TERM DEBT

At December 31, long-term debt consists of the following:

	2001	2000
Loan payable – bank, bearing interest at 8.9%. Monthly payments of $2,500 for principal plus interest are required through July, 2001.	$ -	$ 1,985
Less: current portion	-	1,985
LONG-TERM DEBT	$ -	$ -

Interest expense was $7 and $1,539 for the years ended December 31, 2001 and 2000, respectively.

NOTE 7- STOCKHOLDERS' EQUITY

The Company is authorized to issue 50,000 shares of $1 par value Class A common stock with voting rights, of which 15,000 shares were issued and outstanding as of December 31, 2001 and 2000.

The Company is authorized to issue 50,000 shares of $1 par value Class B common stock with no voting rights, of which no shares were issued and outstanding as of December 31, 2001 and 2000.

NOTE 8- INCOME TAXES

At December 31, the provision for income taxes consists of the following:

	2001	2000
Income taxes currently due		
Federal	$ (26,241)	$ 11,400
State	2,579	4,950
(Over)/under accrual from previous year	89,457	(3,369)
Deferred taxes	(1,500)	(82,300)
Provision (benefit) for income taxes	$ 64,295	$ (69,319)

At December 31, deferred tax assets (liabilities) consists of the following:

	2001	2000
Amortization	$ 8,090	$ 13,560
Depreciation	(5,590)	(12,560)
Unrealized gain (loss) on investments	(42,001)	108,480
Gross deferred tax asset (liability)	(39,501)	109,480
Valuation allowance	42,001	(108,480)
Net deferred tax asset (liability)	$ 2,500	$ 1,000

The amount of deferred tax asset (liability) is disclosed in the financial statements as follows:

	2001	2000
Currently deferred tax asset	$ 900	$ 1,300
Long-term deferred tax asset	1,600	(300)
Market value	$ 2,500	$ 1,000

NOTE 8- INCOME TAXES (CONTINUED)

Due to uncertainty regarding the levels of future capital gains, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized. As of December 31, 2001, a valuation allowance has been recorded in the amount of $(42,001).

NOTE 9- ADVERTISING

Advertising costs, which are principally included in operating expenses, are expensed as incurred. Advertising expense was $198,321 and $305,816 for the years ended December 31, 2001 and 2000, respectively.

NOTE 10- COMMITMENTS

Leases

The Company exercised its lease renewal option for office space commencing on May 1, 2000 and expiring on April 30, 2004. In addition to a base rent, the lease includes annual cost of living increases and common area expenses. Annual minimum rentals for future years are as follows:

December 31, 2002	$	74,838
2003		76,246
2004		25,572
	$	176,656

Total rent expense charged to operations was $87,220 and $83,221 for the years ended December 31, 2001 and 2000, respectively.

NOTE 11- NET CAPITAL RULE

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $100,000 and that aggregate indebtedness, as defined, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

NOTE 11- NET CAPITAL RULE (CONTINUED)

A computation as of December 31, 2001 of the Company's aggregate indebtedness and net capital under the Securities and Exchange Commission Uniform Net Capital Rule is as follows:

Aggregate indebtedness		$ 186,432
Net capital:		
Stockholders' equity:		
Common stock		15,000
Additional paid in capital		5,000
Retained earnings		923,642
Total stockholders' equity qualified for net capital		943,642
Non-allowable assets:		
Cash securing line of credit	20,000	
Receivables	25,412	
Prepaid expenses	19,155	
Property and equipment, net	42,975	
Deferred income taxes	2,500	
Deposits	6,000	(116,042)
Net capital before haircuts on securities positions		827,600
Haircuts on securities		(116,563)
Net capital		$ 711,037
Percentage of aggregate indebtedness to net capital		26.2%

NOTE 12- FOCUS REPORT RECONCILIATION

There are no material differences between the net capital computation as set forth in Note 11 and the computation originally filed by the Company on Securities and Exchange Commission Form X-17a-5 (Focus Report-Part IIA) as of December 31, 2001, dated January 21, 2002 except as follows:

Balance as previously reported			$ 712,552
Adjustments:	Decrease in operating expenses	$ 12,583	
	(Increase) in income taxes	(1,945)	
	(Increase) in non-allowable assets	(12,153)	(1,515)
Balance as set forth in Note 11			$ 711,037

NOTE 13- RETIREMENT PLANS

The Company has instituted, as of 1999, a 401(k) Retirement Plan which covers substantially all employees. The Company has agreed to match half of the employees' salary reduction, up to a maximum of 3.0% of each employee's salary annually. The Company may also make discretionary contributions to the plan. Contributions to the plan were $15,590 and $15,627 for the years ended December 31, 2001 and 2000, respectively.

NOTE 14- SUBSEQUENT EVENTS

Effective January 1, 2002, the Company elected to be taxed as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, for 2002, no provision or liability for income taxes will be recorded.

Dedicated to Your
Financial Success

glass jacobson

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Peremel & Co., Inc.
Baltimore, Maryland

We have audited the accompanying financial statements of Peremel & Co., Inc. as of and for the years ended December 31, 2001, and have issued our report thereon dated February 5, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analyses and is not a required part of the basic financial statements, but is additional information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glass Jacobson

Owings Mills, Maryland
February 5, 2002

10711 Red Run Boulevard, Suite 101, Owings Mills, Maryland 21117
410.356.1000 800.356.7666 Fax: 410.356.2892
www.glassjacobson.com

PEREMEL & CO., INC.
SCHEDULES OF OPERATING EXPENSES (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 AMOUNT	2000 AMOUNT
Salaries - officers	$ 523,300	$ 547,700
- others	727,188	747,368
Payroll taxes	70,030	71,143
Advertising	198,321	305,816
Computer expenses	18,191	19,852
Conferences	-	9,802
Contributions	150	150
Depreciation	15,018	15,018
Entertainment	10,378	18,636
Gifts	1,372	600
Insurance	76,027	52,533
Interest	4,466	10,300
Office expenses	63,251	69,487
Pension contributions and expenses	18,383	15,627
Professional fees	63,161	200,026
Rent and utilities	87,220	83,221
Research	37,140	45,132
Service fees	18,083	42,674
Stationary and printing	14,443	18,609
Taxes and licenses	15,013	15,220
Telephone	30,946	49,577
Travel	22,443	16,098
Wire services, communications and internet	130,121	192,992
	$ 2,144,645	$ 2,547,581

See independent auditor's report on additional information.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors and Stockholders
Peremel & Co., Inc.
Baltimore, Maryland

In planning and performing our audit of the financial statements of Peremel & Co., Inc., for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Peremel & Co., Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10711 Red Run Boulevard, Suite 101, Owings Mills, Maryland 21117
410.356.1000 800.356.7666 Fax: 410.356.2892
www.glassjacobson.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
(Continued)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Glass Jacobson

Owings Mills, Maryland
February 5, 2002